ZION OIL & GAS, INC.
6510 Abrams Rd., Suite 300
Dallas, Texas  75231

September 17, 2009

VIA EDGAR

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C.  20549-4628

Re:	Zion Oil & Gas, Inc.
Form S-3 Filed on July 29, 2009
File Number 333-160871

Dear Ms. Parker:

Further to the response submitted by Zion Oil & Gas, Inc. (“Zion”) on September 15, 2009 to the comment letter from the Securities and Exchange Commission (“Commission”) dated August 20, 2009 (the “Comments”) in respect of the above referenced registration statement on Form S-3 (the “Registration Statement”), Zion inadvertently omitted certain representations requested by the SEC which should have been included in Zion’s response.

Further thereto, Zion hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the Registration Statement and that Zion may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, David Aboudi, in connection with any of the above.

Sincerely,

/s/ Richard J. Rinberg

Richard J. Rinberg